May 2, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thermon Group Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-172007)

Ladies and Gentlemen:

As Representatives of the several underwriters of the proposed public offering of up to 11,500,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. (NYT) on May 4, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 19, 2011, through the date hereof:

Preliminary Prospectus dated April 19, 2011:

2,212 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
JEFFERIES & COMPANY, INC.
As Representatives of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By:	JEFFERIES & COMPANY, INC.

By:	/s/ Sean Sullivan
Name: Sean Sullivan
Title: Managing Director